FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                                   Acambis plc
                 (Translation of registrant's name into English)

                           Peterhouse Technology Park
                                100 Fulbourn Road
                                Cambridge CB1 9PT
                                     England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update




Acambis achieves major milestone in JE vaccine development with start of pivotal Phase lll clinical testing


Cambridge, UK and Cambridge, Massachusetts - 15 November 2005 - Acambis plc's (" Acambis") (LSE: ACM, NASDAQ: ACAM) programme to develop a second-generation, single-dose vaccine against Japanese encephalitis ("JE") has achieved a major milestone with the start of pivotal Phase III trials.

The multi-centre trials are taking place in Australia under a Clinical Trial Exemption licence issued by the Australian Therapeutic Goods Administration and in the US under a US Food and Drug Administration Investigational New Drug application.

The two trials, together totalling more than 2,800 healthy adult subjects, have been designed to provide comprehensive safety data and to test the non-inferiority of ChimeriVax-JE to JE-VAX(R), a licensed JE vaccine, by statistical comparison of immunogenicity. The efficacy study, which will enrol around 800 subjects, will also test clinical consistency of three commercial-scale batches of ChimeriVax-JE manufactured in-house at Acambis' Canton, MA facility. The remaining 2,000 subjects will participate in the safety study. Acambis remains on track to submit a product licence application for ChimeriVax-JE for travellers and endemic populations in the first half of 2007.

On 8 November, Acambis announced that it had established an agreement with Bharat Biotech International Limited ("Bharat Biotech") for the manufacture and marketing of ChimeriVax-JE in India. Bharat Biotech's Hyderabad-based manufacturing plant is the largest in the Asia-Pacific region and it has an established sales force and distribution network serving India and surrounding countries. In parallel with the Phase III trials in Australia and the US, Acambis aims to conduct clinical trials in India with a view to submitting a product licence application for ChimeriVax-JE for populations where the disease is endemic.

There is a global public health need for a single-dose, convenient and affordable vaccine against JE, a need that is particularly significant in endemic regions where such a vaccine could represent a major contribution to preventing JE in children.

Gordon Cameron, Chief Executive Officer of Acambis, said:

"ChimeriVax-JE is an important product opportunity for Acambis - and today's news marks a critical milestone - but it's even more important to those who live with the threat of the JE virus. There is an urgent need for an improved, single-dose, cost-effective vaccine against JE and with the launch of Phase lll testing of our vaccine we are moving ever closer to meeting this need."



Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/Davina Langdale
Tel +44 (0) 20 7831 3113



About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.



"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.





                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 15 November 2005                  ACAMBIS PLC


                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.